Transportation Technologies Industries, Inc.
                      980 North Michigan Avenue, Suite 1000
                             Chicago, Illinois 60611
                                 (312) 280-8844


                                January 31, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re: Transportation Technologies Industries, Inc.
        Registration Statement on Form S-4, Originally Filed September 17, 2004 File No. 333-119079

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Transportation Technologies Industries, Inc. (the "Company") hereby applies for the withdrawal of its Registration Statement on Form S-4 (File No. 333-119079), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 17, 2004.

     The Registration Statement was filed to register $100,000,000 aggregate principal amount of senior subordinated notes due 2010 (the "Notes") to be issued in exchange for a like principal amount of unregistered notes. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement. The Registration Statement is being withdrawn in light of the merger of the Company with and into Accuride Corporation ("Accuride") effective as of January 31, 2005.

     The Company requests that the Commission approve an order granting the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of John Papachristos, Cahill Gordon & Reindel LLP, at (212) 269-5420.


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     The Company also requests, in accordance with Rule 457(p) under the
Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (312) 397-5905 or John Papachristos at (212) 701-3691.



                                 Very truly yours,

                                 TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.


                                 By:  /s/ Kenneth M. Tallering
                                      ---------------------------------------
                                      Name:  Kenneth M. Tallering
                                      Title: Vice President, General Counsel
                                             and Secretary